# SEC Schedule 13G/A (Amendment No. 3) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Crescent Private Credit Income Corp, CIK 0001954360
CUSIP: CPC7033CZ
Title of class of securities: Class I Shares of Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 11100 Santa Monica Blvd., Suite 2000, Los Angeles, California (CA), 90025
Date of event which requires filing of this statement: 09/30/2024
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001193125-24-036320
Filed by CIK 0001992700

## Reporting persons
- BK Canada Holdings Inc.: type of reporting person: corporation (CO), non-U.S. institution (FI), investment company (IV); citizenship or place of organization: Ontario Canada (A6); sole voting power 4,674,723; shared voting power 0; sole dispositive power 4,674,723; shared dispositive power 0; aggregate amount beneficially owned 4,674,723 (74.6% of the class)
  Comment: This Amendment No. 3 is filed for the purpose of adding each of Sun Life Assurance Company of Canada and Sun Life Financial Inc. as additional joint filers with BK Canada Holdings Inc. in connection with the Amendment No. 1 to the Schedule 13G as previously filed by BK Canada Holdings Inc. on November 13, 2024. Sun Life Financial is the parent holding company of each of BK Canada Holdings Inc. and Sun Life Assurance Company of Canada.
- Sun Life Assurance Co of Canada: type of reporting person: corporation (CO), non-U.S. institution (FI), insurance company (IC); citizenship or place of organization: Ontario Canada (A6); sole voting power 1,200,000; shared voting power 0; sole dispositive power 1,200,000; shared dispositive power 0; aggregate amount beneficially owned 1,200,000 (19.1% of the class)
  Comment: This Amendment No. 3 is filed for the purpose of adding each of Sun Life Assurance Company of Canada and Sun Life Financial Inc. as additional joint filers with BK Canada Holdings Inc. in connection with the Amendment No. 1 to the Schedule 13G as previously filed by BK Canada Holdings Inc. on November 13, 2024. Sun Life Financial is the parent holding company of each of BK Canada Holdings Inc. and Sun Life Assurance Company of Canada.
- Sun Life Financial Inc: type of reporting person: corporation (CO), non-U.S. institution (FI), parent holding company or control person (HC); citizenship or place of organization: Ontario Canada (A6); sole voting power 0; shared voting power 5,874,723; sole dispositive power 0; shared dispositive power 5,874,723; aggregate amount beneficially owned 5,874,723 (93.7% of the class)
  Comment: This Amendment No. 3 is filed for the purpose of adding each of Sun Life Assurance Company of Canada and Sun Life Financial Inc. as additional joint filers with BK Canada Holdings Inc. in connection with the Amendment No. 1 to the Schedule 13G as previously filed by BK Canada Holdings Inc. on November 13, 2024. Sun Life Financial is the parent holding company of each of BK Canada Holdings Inc. and Sun Life Assurance Company of Canada.

## Item 1. Issuer
Name of issuer: Crescent Private Credit Income Corp
Address of issuer's principal executive offices: 11100 Santa Monica Blvd., Suite 2000, Los Angeles, California, 90025

## Item 2. Person Filing
Name of person filing:
(i) BK Canada Holdings Inc. ("BKCH")
(ii) Sun Life Assurance Company of Canada ("SLA")
(iii) Sun Life Financial Inc. ("SLF")
Address of principal business office or, if none, residence:
BKCH, SLA and SLF:

One York Street
Toronto, Ontario, Canada M5J 0B6
Citizenship: BKCH, SLA and SLF: Canada

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) BKCH: 4,674,723
(ii) SLA: 1,200,000
(iii) SLF: 5,874,723
Percent of class:
(i) BKCH: 74.6%
(ii) SLA: 19.1%
(iii) SLF: 93.7
Sole power to vote or to direct the vote:
(1) BKCH: 4,674,723
(2) SLA: 1,200,000
(3) SLF: 0
Shared power to vote or to direct the vote:
(1) BKCH: 0
(2) SLA: 0
(3) SLF: 5,874,723
Sole power to dispose or to direct the disposition:
(1) BKCH: 4,674,723
(2) SLA: 1,200,000
(3) SLF: 0
Shared power to dispose or to direct the disposition:
(1) BKCH: 0
(2) SLA: 0
(2) SLF: 5,874,723

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 1 - Joint Filing Statement

## Signatures
- BK Canada Holdings Inc.: /s/ Stephen Peacher, Stephen Peacher, Director (02/14/2025)
- Sun Life Assurance Co of Canada: /s/ Randolph B. Brown, Randolph B. Brown, Authorized Signatory (02/14/2025)
- Sun Life Assurance Co of Canada: /s/ Brett W. Pacific, Brett W. Pacific, Authorized Signatory (02/14/2025)
- Sun Life Financial Inc: /s/ Randolph B. Brown, Randolph B. Brown, Authorized Signatory (02/14/2025)
- Sun Life Financial Inc: /s/ Brett W. Pacific, Brett W. Pacific, Authorized Signatory (02/14/2025)